Room 4561

						September 20, 2005


Mr. Jack Noonan
President and Chief Executive Officer
SPSS, Inc.
233 S. Wacker Drive
Chicago, IL  60606

Re:	SPSS, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
	File No. 000-13071

Dear Mr. Noonan:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2004

Note (7) Acquisitions and Divestitures

Divestitures, Page 59

1. We note from your disclosures that in December, 2003, Systat acquired an exclusive worldwide license to distribute your Sigma-series line of products for a three-year period and purchased certain related assets. In addition you disclose that this transaction was accounted for as the divestiture of a business, a gain of approximately $8.6 million was recorded and goodwill was reduced by
$1 million to reflect the estimated goodwill allocated to this business. Tell us how you considered presenting and disclosing discontinued operations for the divestiture of this business. Specifically address your consideration of paragraphs 41 -44 of SFAS
144 in your response. In addition tell us how you considered the divestiture of this business in your discussion of results of operations (impact on revenues and expenses) and cash flows in Managements Discussion and Analysis.
2. If the sale of the Sigma-series line of products does not qualify as a discontinued operation tell us how you considered the provisions of SOP 97-2 in accounting for this transaction as the sale or license of software.

******

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
??

??

??

??

Mr. Jack Noonan
SPSS, Inc.
September 20, 2005
Page 1